Exhibit 1

Michael K. Schroering

The Schroering Company, Inc.

13425 Eastpoint Centre Drive, Suite 125

Louisville, KY 40223

June 11, 2014

Via Facsimile (630-954-0447), Electronic Transmission (temp@genp.com), and Overnight Delivery

General Employment Enterprises, Inc.

184 Shuman Road, Suite 420

Naperville, IL 60563

Attn: Secretary

Re:	Notice of Intent to Nominate Directors at Company’s 2014 Annual Meeting of Shareholders

Michael K. Schroering (“Schroering”) hereby notifies General Employment Enterprises, Inc. (“GEE”) that, at the 2014 annual meeting of shareholders of GEE, Schroering intends to nominate for election as directors of GEE the following individuals (collectively, the “Nominees”):

Michael K. Schroering

Mark D. Thompson

Denise Vazquez Troutman

Michael Boone

Accompanying this notification are completed questionnaires, executed consents to serve, and biographical information for each of the Nominees other than Schroering, who is presently a director of GEE and, by this letter, consents to continue to serve as a director if so elected by the shareholders. GEE has in its possession all information regarding Schroering required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; further information regarding Schroering and his relationship with GEE is set forth in the annual report filed by GEE with the Securities and Exchange Commission for the fiscal year ended September 30, 2013.

Schroering is not aware of any business relationships, direct or indirect, between Mark D. Thompson, Denise Vazquez Troutman, or Michael Boone, on the one hand, and GEE, on the other hand, and believes that each of these individuals would qualify under NYSE rules as an independent director. There are no arrangements or understandings between Schroering and any of the other Nominees pursuant to which any of the other Nominees is being recommended by Schroering.

General Employment Enterprises, Inc.

Attn: Secretary

June 11, 2014

Schroering currently owns directly approximately 199,334 shares of the common stock of GEE. Further, LEED HR, LLC, of which Schroering is the sole manager, owns directly approximately 15,824,410 shares of the common stock of GEE; Schroering is the beneficial owner of these shares. Schroering intends to continue through the date of the 2014 annual meeting of shareholders of GEE to own, directly or beneficially, the shares of GEE identified above.

Schroering supports the nomination of each of these individuals for election to Board of Directors of GEE at the 2014 annual meeting of the shareholders of GEE. Schroering intends to be present at the 2014 annual meeting of shareholders in person or by proxy to nominate the Nominees to serve as directors of GEE.

This letter and all materials accompanying this letter are submitted in a good faith effort to satisfy the requirements set forth in the By Laws of GEE for the nomination by a stockholder of individuals for election as directors at an annual meeting. Should this letter and/or any attachments hereto be deemed insufficient in relation to those requirements, please contact me at the above address so that such deficiency may be cured.

Very truly yours,

/s/ Michael K. Schroering

Michael K. Schroering

Enclosures

Cc:	Dennis Baker, Chairman of the Board of Directors

(Via electronic transmission only at dwbaker_1@yahoo.com)

Faith Bergeson, Corporate Executive Secretary

(Via electronic transmission only at faith.bergeson@genp.com)

General Employment Enterprises, Inc.

Oakbrook Terrace Tower

One Tower Lane

Suite 2200

Oakbrook Terrace, IL 60181

Attn: Secretary

(Via overnight delivery only)